Koor Industries Ltd.

                                                        Office Of Legal Counsel
                                                        21 Ha'arba'ah st.
                                                        Tel-Aviv 64739
                                                        Israel
                                                        Tel.:972-3-6238420
                                                        Fax:972-3-6238425

                                                        19 March 2002



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
The Securities Authority       The Tel Aviv Stock Exchange        The Registrar of Companies
22 Kanfei Nesharim St.         54 Ahad Ha'am St.                  97 Yafo St.
Jerusalem 95464                Tel Aviv 65202                     Jerusalem 91007
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Fax: 02-6513940                Fax: 03-5105379
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Dear Sirs,


Re:   Immediate Report (NO. 05/2002)
      Koor Industries Ltd. (Company No. 52-001414-3)
      ----------------------------------------------

Koor Industries Ltd. (hereinafter: "Koor" or "The Company") hereby announces as follows:

1. Yesterday evening, the Company has published in the United States a press release regarding the following matter:

   o  Financial results for the fourth quarter and year-end 2001.

2. Attached please find the press release.



                                          Yours Sincerely,


                                          Shlomo Heller, Adv.
                                             Legal Counsel



FOR IMMEDIATE RELEASE: KOOR INDUSTRIES LTD. REPORTS FOURTH QUARTER AND
YEAR-END 2001 RESULTS: STRONG IMPACT OF TELECOM MARKET DOWNTURN ON RESULTS

TEL AVIV, Israel - March 18, 2002 - Koor Industries (NYSE:KOR), a leading
Israeli investment holding company, reported today its financial results for the fourth quarter and year ending December 31, 2001.

Net loss for the quarter was $77 million, or $5.1 per diluted ordinary share and $1.0 per American Depositary Share (ADS), compared with net loss of $64 million for the same period last year. Net loss for the year was $575 million, or $37.8 per diluted ordinary share and $7.6 per American
Depositary Share (ADS). This is compared with net income of $61 million for 2000. One Koor ADS equals one-fifth of an ordinary share.

Net income for the period was impacted by the continued downturn in the telecom sector, which continued to affect Koor's key telecom holdings - ECI
Telecom (NASDAQ: ECIL) and Telrad Networks. The total negative impact of these companies' results on Koor's loss for the year was $468 million.

Operating income from consolidated companies for the quarter was $23 million (5.4% of revenues), compared to $10 million (2% of revenues) for the same period in 2000. Operating income from consolidated companies for the year was $78 million (5% of revenues), compared to $155 million (9% of revenues) for last year.

Revenues from consolidated companies (not including ECI, which is accounted for on an equity basis) for the fourth quarter totaled $427 million, same as the fourth quarter in 2000. Revenues for 2001 were $1,618 million, compared to $1,797 million last year. The decline in revenues is mainly due to the decline in revenues at Telrad, partially offset by the increased revenues of Makhteshim Agan and Elisra.

During 2001 Koor Corporate Venture Capital, which invests in early stage high-tech companies, invested $33 million in new and follow-on investments.
In the fourth quarter, and full year, KoorCVC made $16 million and $40 million provisions respectively to reflect changes in values of certain companies resulting from revised management valuation, down-rounds and company closures.

Jonathan Kolber, Vice Chairman and CEO of Koor said, "2001 was an extremely difficult year for Koor. Two of its major telecom holdings - ECI Telecom and Telrad Networks, were sharply affected by the continued telecom downturn and counted for almost 80% of Koor's loss. Koor, and the managements of its holdings, took several forceful steps during the year to raise cash and cut costs by approximately $120 million. We expect to see the results of these steps in 2002"



RESULTS OF KEY HOLDINGS

ECI Telecom
Revenues for quarter were $233 million compared to $306 million for same period in 2000. Net loss for the quarter was $43 million compared with a net loss of $113 million for the same period in 2000.

Net income for the year and the quarter includes one-time charges relating to the drop in value of holdings, expenses related to the re-organization and de-merger process.

For the year 2001, revenues totaled $1,015 million, compared to $1,170 million for 2000. Net loss for the year was $412 million, compared to a net loss of $91 million for last year.

Telrad Networks
2001 results were substantially impacted by the decline in orders from Nortel Networks. Revenues for the quarter totaled $49 million, compared to $91 million for the same period last year. Net loss for the quarter was $2 million compared to a net income of $2 million for the same period in 2000. Net loss for the quarter includes $8 million provision for additional restructuring steps, offset by $10 million capital gain from the sale of NeteEye to ECTel (NASDAQ: ECTX). The $10 million capital gain was not recorded in Koor's financial statements due to Koor's indirect holding in ECTel.

Revenues for the year 2001 totaled $202 million, compared to $441 million for last year. Revenues included revenues from activities sold to Nortel.
Net loss for the year was $36 million, compared to a net income of $66 million for last year.

The Elisra Group

Revenues for the quarter totaled $89 million, compared to $80 million for the same period in 2000, representing a 12% increase. Net income for the quarter was $1 million, compared to $5 million for last year.

Revenues for the year 2001 totaled $306 million, compared to $284 million for 2000, representing an 8% increase, despite the fire that substantially impacted revenues and income. Net loss for the year was $3 million, compared to a $1 million net income for the last year.

Makhteshim-Agan Industries
Revenues for the quarter totaled $226 million, compared to $224 million for the same period in 2000. Net loss for the quarter was $9 million, compared to a net income of $11 million for the same period last year.

Net loss for the quarter, as well as net income for the full year, includes
$22 million one-time charge due to the economic instability in Argentina.

Revenues for the full year totaled $889 million, compared to $856 million for the same period last year, a 4% increase. Net income for the year was $38 million compared to a net income of $50 million in 2000.

                                 About Koor

Koor Industries Ltd. is Israel's largest and leading investment holding company with investments in Israel's top technology export companies. Koor
Industries invests actively in telecommunications through its holdings in ECI Telecom, Telrad Networks, and Nortel Networks Israel and owns controlling stakes in Israel's major defense electronics companies through the Elisra Group, and in Agro-chemicals through MA Industries. Koor
Industries, through its Koor Corporate Venture Capital arm invests in early stage high growth Israeli companies in the areas of telecom and wireless technologies, enterprise software, semiconductors, and life science. Koor
Industries is traded on the Tel Aviv and New York Stock Exchanges
(NYSE:KOR).

For further information, please contact:    Conference call details:
Yuval Yanai                                 Date: March 19, 2002
Senior Vice  President and CFO              Time:   10:00  am  EMT (15:00 pm UK)
Koor Industries Ltd.                        US phone: 1-866-500-4953
Tel. +9723 6238 310                         UK phone: 0800-169-8104
Fax. +9723 6238 313                         Israel phone: 03-925-5910
www.koor.com                                Replay number: 1-866-500-4965
------------

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, international market conditions, domestic political factors, technological developments, ability to finance operations, and other factors which are detailed in the Company's SEC filings.

             **********FINANCIAL TABLES FOLLOW***************



Koor Industries Ltd.                                    (AN ISRAELI CORPORATION)
--------------------------------------------------------------------------------

Condensed Consolidated Statement of Operations
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

                                                      Year ended                 Year ended                Year ended
                                                   December 31 2001           December 31 2000          December 31 1999
                                                       Audited                    Audited                    Audited
                                              --------------------------------------------------------------------------------
                                                                          Convenience translation
                                                                        (U.S. dollars in thousands)

Income from sales and services                                 1,617,505                  1,797,081                 2,120,562
Cost of sales and services                                     1,249,565                  1,343,094                 1,590,283
                                                               ---------                  ---------                 ---------
Gross Profit                                                     367,940                    453,987                   530,279

Selling and marketing expenses                                   176,652                    177,416                   217,694
General and administrative                                       113,606                    121,937                   150,249
                                                                 -------                    -------                   -------
Operating earnings                                                77,682                    154,634                   162,336

Financial expenses, net                                           93,720                     70,013                    72,800
                                                                  ------                     ------                    ------
                                                                 -16,038                     84,621                    89,536

Other income (expenses)                                         -134,946                     36,417                    50,785
                                                                --------                     ------                    ------

Earnings before taxes on income                                 -150,984                    121,038                   140,321

Taxes on income                                                    8,415                     35,014                    32,943
                                                                   -----                     ------                    ------
                                                                -159,399                     86,024                   107,378

Equity in results of affiliates, net                            -410,590                    -62,006                    27,990
                                                                --------                    -------                    ------
                                                                -569,989                     24,018                   135,368

Minority interest in subsidiaries, net                             1,813                    -11,725                    -1,848

Discontinued operations                                           -6,345                     49,180                    -7,416

                                              ----------------------------------   -------------------------   ---------------
Net earnings for the period                                     -574,521                     61,473                   126,104
                                              ==================================   =========================   ===============

Basic earning per Ordinary Share (in $):
per share                                                         -37.83                       4.00                      8.01
                                                                  ------                       ----                      ----
Per ADS                                                            -7.57                       0.80                      1.60
                                                                   -----                       ----                      ----

Weighted  average shares                                          15,169                     15,192                    15,731
   outstanding (in thousands)



 Koor Industries Ltd.                                   (AN ISRAELI CORPORATION)
--------------------------------------------------------------------------------
Condensed Consolidated Balance Sheet
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
                                                                                   December 31 2001       December 31 2000
                                                                                            Audited                Audited
                                                                 ----------------------------------------------------------
                                                                      Convenience translation (US dollars thousands)
Assets
Current Assets:
Cash and cash equivalents                                                                   182,293                222,535
Short-term deposits and investments                                                         136,582                145,143
Trade Receivables                                                                           477,531                610,928
Other accounts receivable                                                                   123,364                103,409
Assets designated for sale                                                                   60,231
Inventories                                                                                 397,749                404,453
                                                                                            -------                -------
Total current assets                                                                      1,377,750              1,486,468

Investments and Long-Term Receivables                                                       551,782                956,639

Fixed Assets, net                                                                           676,661                750,698

Other Assets, net                                                                           311,140                209,780
                                                                                            -------                -------

                                                                 -------------------------------------   ------------------
                                                                                          2,917,333              3,403,585
                                                                 =====================================   ==================
Liabilities and Shareholders` Equity
Current Liabilities:
Credits from banks and others                                                               392,629                619,017
Trade payables                                                                              290,107                324,631
Other payables and accruals                                                                 228,533                247,453
Customer advances, net                                                                       63,379                 68,360
Total current liabilities                                                                   974,648              1,259,461
                                                                                            -------              ---------

Long-Term Liabilities:
Long-Term Loans                                                                           1,002,674                738,108
Debentures and convertible debenture                                                         66,819                 24,437
Customer advances                                                                            15,659                 23,976
Deferred taxes on income                                                                     41,845                 39,635
Liability for employee severance, net                                                        43,400                 66,357
                                                                                             ------                 ------
Total long-term liabilities                                                               1,170,397                892,513

Liability for acquisition of subsidiary                                                                             18,492

Minority Interests                                                                          296,399                244,201

Shareholders` Equity                                                                        475,889                988,918
                                                                                            -------                -------
                                                                                          2,917,333              3,403,585
                                                                                          ---------              ---------

 Shares outstanding (in thousands)                                                        15,168.00              15,192.00
Shareholders equity per ordinary share                                                        31.37                  65.09
Shareholders equity per ADS                                                                    6.27                  13.02
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